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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. __)

                           First Albany Companies Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   318465-10-1
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                                 (CUSIP Number)

                                  Alan Goldberg
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500
                              Attn: Stephen P. Wink

                                 March 16, 1998
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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                                  SCHEDULE 13D

CUSIP NO.: 318465-10-1

(1)   NAME OF REPORTING PERSON: Alan Goldberg

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]

      (b) [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER: 727,625

      (8)   SHARED VOTING POWER: 357

      (9)   SOLE DISPOSITIVE POWER: 684,378

      (10)  SHARED DISPOSITIVE POWER: 43,604

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 727,982

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.0%

(14)  TYPE OF REPORTING PERSON: IN
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Item 1. Security and Issuer.

      The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of First Albany Companies Inc., a New York corporation (the "Company"), with its principal executive offices located at 30 South Pearl Street, Albany, New York 12207.

Item 2. Identity and Background.

      This Statement is being filed by Alan Goldberg (the "Reporting Person"), whose business address is 30 South Pearl Street, Albany, New York 12207. The Reporting Person's principal occupation is Co-Chief Executive Officer of First Albany Companies Inc. The Reporting Person is a citizen of the United States.

      During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The securities reported herein were acquired over the course of many years from the formation of the Company through 1998 and were acquired with the personnel funds of the Reporting Person. As described in Item 6, some or all of the securities owned by the Reporting Person may from time to time be subject to a margin account agreement.

Item 4. Purpose of Transaction.

      The Reporting Person acquired the securities owned by him in connection with his position as an executive officer and controlling person of the Company. In the future, the Reporting Person may acquire additional shares of Common Stock or other securities of the Company. In addition, the Reporting Person may dispose of any or all securities of the Company in any manner permitted by applicable securities laws.
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      As the Co-Chief Executive Officer and as a Director of the Company, the
Reporting Person from time to time may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person is the beneficial owner of 727,982 shares of Common Stock, representing approximately 12.0% of the outstanding shares of Common Stock. This amount includes (i) 169,193 options to purchase shares of Common Stock, (ii) 43,604 shares in the First Albany Companies Inc. Stock Bonus Plan allocated to the account of the Reporting Person (the "Bonus Plan Account"), as to which the Reporting Person may direct the voting, (iii) 7,000 shares owned by the Goldberg Charitable Trust of which the Reporting Person is the sole trustee (the "Trust Shares") and (iv) 357 shares held jointly with his spouse. The Reporting Person disclaims beneficial ownership of the Trust Shares.

            Except as described in the preceding paragraph, the Reporting Person does not beneficially own any shares of Common Stock.

      (b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by him except that the Reporting Person has (i) shared dispositive power with respect to the 43,604 shares allocated to the Reporting Person's Bonus Plan Account and (ii) shared voting and dispositive power with respect to the 357 shares held jointly with his spouse.

      (c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

      (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

      (e) Not applicable.
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

      Pursuant to a Stock Option Agreement dated December 28, 1989, the Reporting Person was granted an option to purchase 50,000 shares of Common Stock at an exercise price of $5.44 per share, which option expires 10 years from the date of grant, or if earlier, the termination of the Reporting Person's employment. Pursuant to a Stock Option Agreement dated January 31, 1990, the Reporting Person was granted an option to purchase 50,000 shares of Common Stock at an exercise price of $5.44 per share, which option expires 10 years from the date of grant, or if earlier, the termination of the Reporting Person's employment. Pursuant to a Stock Option Agreement dated October 1, 1992, the Reporting Person was granted an option to purchase 30,000 shares of Common Stock at an exercise price of $6.75 per share, which option expires 10 years from the date of grant, or if earlier, the termination of the Reporting Person's employment. Pursuant to a Stock Option Agreement dated January 16, 1997, the Reporting Person was granted an option to purchase 50,000 shares of Common Stock at an exercise price of $10.25 per share, which option expires 10 years from the date of grant, or if earlier, the termination of the Reporting Person's employment. All of the foregoing share amounts and per share exercise prices have been adjusted (and are subject to continued adjustment) in connection with the declaration and payment of the Company's semi-annual stock dividends pursuant to the terms of the Company's stock plans under which the options were granted. The forms of option agreements referred to above are incorporated herein by reference and attached hereto as Exhibit 1.

      The Reporting Person is also a party to a standard Margin Account Agreement with a wholly-owned subsidiary of the Company. Some or all of the securities reported herein owned by the Reporting Person may from time to time be held in the Reporting Person's margin account maintained pursuant to the Margin Account Agreement. The form of Margin Account Agreement is incorporated herein by reference and attached hereto as Exhibit 2.

      Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls,
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guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      1. Forms of Stock Option Agreements.

      2. Form of Margin Account Agreement.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 1998


                                                     By: /s/ Alan Goldberg
                                                         -----------------------
                                                         Name: Alan Goldberg
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                                  EXHIBIT INDEX

      1. Forms of Stock Option Agreements.

      2. Form of Margin Account Agreement.